

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2018

Gerrit Klaerner
Chief Executive Officer & President
Tricida, Inc.
7000 Shoreline Court
Suite 201
South San Francisco, CA 94080

> **Re: Tricida, Inc.**
> 	**Amendment No. 1 to Draft Registration Statement on Form S-1**
> 	**Submitted April 16, 2018**
> 	**CIK No. 0001595585**

Dear Dr. Klaerner:

 We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted April 16, 2018

Prospectus Summary
Overview, page 1

1. 	We note the revisions you made to pages 3 and 99 to clarify that TRCA-301E is currently scheduled for completion in the first half of 2019. However, to the extent the data from the TRCA-301E study is required for your NDA submission, please also clarify that this study will take place prior to NDA submission on pages 1, 14, 76, 91, and elsewhere as appropriate.

Gerrit Klaerner
Tricida, Inc.
April 23, 2018
Page 2

Use of Proceeds, page 65

2.   We note your revisions on page 65 in response to our prior comment 6. Please revise the third bullet point in this section to specify the clinical trial activities relating to TRC101 that you plan to pursue with the net proceeds of this offering.

3.   We note that part of the net proceeds of the offering will be used to make interest payments under your loan and security agreement with Hercules Capital, Inc. Please disclose in this section the interest rate and maturity of your loan with Hercules. Refer to Instruction 4 of Item 504 of Regulation S-K.

     You may contact Bonnie Baynes at 202-551-4924 or Jim Rosenberg at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Christopher Edwards at 202-551-6761 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Geoffrey W. Levin - Sidley Austin LLP